Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED SEPTEMBER 6, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Capital Club SC Apartments, LLC

On August 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Capital Club SC Apartments, LLC (“RSE TWO Controlled Subsidiary”), in which we have the right to receive a preferred economic return for an initial purchase price of $1,000, which is the initial stated value of our equity interest in the RSE TWO Controlled Subsidiary. Our total investment will be funded in draws as required during the construction process and is expected to total $6,000,000 (the “RSE TWO Controlled Subsidiary Investment”). The RSE TWO Controlled Subsidiary used the initial proceeds to close on the acquisition of the land to develop a single stabilized multifamily property totaling 312 units located at 202 Fort Mill Highway, Indian Land, SC (the “RSE TWO Property”). The RSE TWO Controlled Subsidiary is anticipating redeeming the RSE TWO Controlled Subsidiary Investment via sale or refinance by August 30, 2021. The RSE TWO Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE TWO Controlled Subsidiary is managed by TWO Capital Partners (“TWO”). TWO has collectively completed over $1 billion of development and entitlement engagements. This spans all asset classes and include an additional 900 commercial lease transactions. Their portfolio is concentrated in the southeast United States. Other than with regard to the RSE TWO Controlled Subsidiary, neither our Manager nor we are affiliated with TWO.

Pursuant to the agreements governing the RSE TWO Controlled Subsidiary Investment (the “RSE TWO Operative Agreements”), our consent is required for all major decisions regarding the RSE TWO Property. In addition, pursuant to the RSE TWO Operative Agreements we are entitled to receive a minimum 13.0% per annum accrued economic return on our RSE TWO Controlled Subsidiary Investment. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE TWO Controlled Subsidiary Investment.

The RSE TWO Controlled Subsidiary is expected to redeem our RSE TWO Controlled Subsidiary Investment by August 30, 2021 (the “RSE TWO Redemption Date”). In the event that the RSE TWO Controlled Subsidiary Investment is not redeemed by the RSE TWO Redemption Date or is not extended by the RSE TWO Redemption Date, pursuant to the RSE TWO Operative Agreements, we have the right, in our discretion, to force the sale of the RSE TWO Property outright. The RSE TWO Controlled Subsidiary may redeem our RSE TWO Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE TWO Controlled Subsidiary Investment.

Simultaneous with the RSE TWO Controlled Subsidiary Investment, senior construction financing was provided through a $32,910,000 senior secured loan from Texas Capital Bank (the “RSE TWO Senior Loan”). The loan features a 4-year term, with a maturity date of August 31, 2021 and 3-years interest-only at a floating rate of 1-month LIBOR + 3.25%. The RSE TWO Senior Loan also features one, 12-month extension period. Aggregate with the RSE TWO Senior Loan, the RSE TWO Controlled Subsidiary Investment features a LTC of 76.8%, based on a $50,673,655 construction budget, with approximately $11.76 million of equity junior to the RSE TWO Controlled Subsidiary Investment at closing. The combined LTC ratio is the amount of the RSE TWO Senior Loan plus the amount of the RSE TWO Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE TWO Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

The property is expected to be a two- and three-story, 312-unit garden style apartment complex situated on 41.48 acres and include 346,776 square feet of rentable area. The units are expected to be divided between one-bedroom, two-bedroom, and three-bedroom units. The property is expected to be a class A apartment complex with stainless steel appliances, white quartz countertops, 42” white mesa cabinetry, 2” blinds, tile backsplashes in kitchens, 9’-10’ ceilings, washer/dryers, built-in Bluetooth speakers, and keyless entry doors. Exterior amenities are expected to include a 3,500 SF fitness center, package locker concierge, virtual golf room, game room, clubhouse, two swimming pools, media center, car care center, dog park, and a pet spa.

The property is 0.9 miles south of the North Carolina / South Carolina border in Indian Land, SC within Lancaster County. Its location along Fort Mill Highway provides great access to a major east/west artery. It is 0.8 miles from the closest grocer (Aldi) and 1.2 miles from a Walmart Supercenter. The property is also across the street from a Lowe’s Home Improvement. The property’s location provides convenient access near Red Ventures expanding headquarters, just 0.8 miles away.

The Charlotte market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Charlotte’s economy has grown in large part due to its development as a major US financial center (second largest in the United States behind New York City) and a transportation hub for the East Coast. Population growth has been growing at a high rate and is projected to continue to do so in the short and long-term future.